

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2025

Brian Hahn
Principal Executive and Financial Officer
GlycoMimetics, Inc.
P.O. Box 65
Monrovia, MD 21770

      Re: **GlycoMimetics, Inc.**
             Amendment No. 3 to Registration Statement on Form S-4
             Exhibit Nos. 10.46, 10.47, 10.48, 10.49, 10.52, 10.53 and 10.54
             Filed May 12, 2025
             File No. 333-285035

Dear Brian Hahn:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Kostian Ciko, Esq.